Exhibit 99.4

NICE Releases Integration of Trading Recording and Microsoft Teams to Drive
Digital Transformation for Financial Services Organizations

FSOs can now benefit from unified communications while ensuring compliance with global regulations, even for remote workforces

Hoboken, N.J., May 20, 2020 – NICE (NASDAQ: NICE), a leading provider of financial communication compliance solutions, today announced the release of the integration of the NICE Trading Recording System (NTR) and the Microsoft Teams unified communications platform. NICE also announced that it is working with Microsoft to certify NTR under Microsoft’s new Certified for Microsoft Teams certification program for compliance recording solutions. Financial services organizations (FSOs) around the world can now benefit from increased productivity and streamlined communications while also ensuring compliance with key regulations, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and Regulation Best Interest, even with employees working remotely.

“Our certified solution with Microsoft Teams – even those covered by the most stringent regulations – helps to speed up their technology adoption of unified communications and digital transformation," said Chris Wooten, Executive Vice President, NICE. "Moreover, FSOs are innovatively equipped to fulfill their regulatory obligations even with distributed work-at-home employees around the globe.”

Mike Ammerlaan, Director of Office 365 Ecosystem Marketing at Microsoft Corp. said, “Microsoft Teams empowers financial services firms and accelerates digital transformation through every business-critical area of the enterprise that benefits from streamlined collaboration and meeting experiences. “With the integration between NICE and Teams, FSOs can extend the benefits of our innovative Microsoft Teams platform to regulated employees with complete confidence they can continuously meet their regulatory obligations around recordkeeping and retention.”

Benefits of the NICE Trading Recording –  Teams Approach
As a unified communication and collaboration platform that enables chat, online meetings, calling, file sharing and provides other tools and applications, Teams  powers a new world of productivity for front, mid and back-office employees across the financial services spectrum. But as FSOs roll out Teams, they must pay special attention to recording, archiving and retaining all modalities of regulated employee communications. Through its certified integration with Teams, NTR will address these requirements and more.

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All-in-One Compliance Recording Solution: Already adopted by most of the world’s leading banks and investment firms, NTR enables unified capture of a variety of communication modalities in a single platform. This includes all modalities of Teams’ unified communications (voice, screen sharing, video, chat) and other communication systems (turrets, mobile phones, PBX desk phones, etc.). FSOs can now confidently add Microsoft Teams recording into their existing NTR infrastructure and easily adhere to regulatory requirements. At the same time, it supports remote employees, allows for a seamless user experience, lowers TCO, improves economies of scale and significantly streamlines administration and the compliance work process.

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Complete Compliance Assurance: As an added benefit, NTR’s NICE COMPASS application helps FSOs streamline mandated compliance assurance processes through automated provisioning, system health checks, bulk call extraction, transcription, compliance assurance reporting and monitoring dashboards, real-time recording reconciliation and daily recording checks.

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Automated Trade Reconstruction: Rapid trade reconstruction is mandated by a host of regulations. In some cases, firms must adhere to a demanding 72-hour turnaround time to respond to regulators. NTR is the communication capture backbone behind NICE’s automated trade reconstruction which uses AI and advanced analytics to help FSOs reconstruct trade conversations and complete investigations in a fraction of the time.

Visit us on the web to learn more:
•	For further information on the NICE Trading Recording System, please click here.
•	For further information on the NICE NTR and Microsoft Teams certified solution, please click here.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE Corporate Media Contact
Cindy Morgan-Olson, 646-408-5896, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.